Exhibit 99.1

MY Obtaining the Silver Award of the Best Offshore Wind Turbines in the Windpower Monthly Turbines of the Year Awards 2014

ZHONGSHAN, China, January 8, 2015 /PRNewswire/ — China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), today announced that its 6.0MW Super Compact Drive (“SCD”) wind turbine generator has won the silver award of the Best Offshore Wind Turbines in the Windpower Monthly Turbines of the Year Awards 2014 (“Windpower Monthly Awards”).

Windpower Monthly is a leading news magazine in the international wind energy sector. The wind turbine generators winning the Windpower Monthly Awards were assessed for the quality of design and manufacture, market impact and relevance, fitness for purpose, reliability record, grid connectivity, and installation and upkeep.

“It is exciting that Ming Yang’s design is endorsed globally.” commented Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “This marks a significant milestone that Ming Yang’s design has met international standards and it strengthens our confidence that the innovative SCD wind turbine generators can provide an effective solution for off-shore wind power projects.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited